Exhibit 99.1

Ballard Appoints Rob Campbell As Chief Commercial Officer

VANCOUVER, May 1, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that effective May 1, 2017 the Company has appointed Mr. Rob Campbell as Vice President and Chief Commercial Officer, following his distinguished career in senior leadership roles in the global cleantech and power generation industries, including the hydrogen fuel cell industry. Mr. Karim Kassam, Vice President – Commercial will be leaving Ballard at the end of May, after supporting an efficient and seamless transition.

"Having previously worked with Rob in both the fuel cell and solar industries, I am very familiar with his experience as a high-performing business executive and with his extensive qualifications for the CCO role at Ballard," said Randy MacEwen, President and CEO. "Rob has considerable experience in global business development, sales, marketing, product line management and service, including experience in China, Japan, Europe and the United States. He has deep knowledge of high-growth markets and engineering-based capital equipment solution sales to sophisticated customers. Rob will be a complementary addition to our executive team as we enter the next phase of market growth and corporate scaling."

In his role as Chief Commercial Officer, Mr. Campbell will report directly to the CEO and be responsible for global business development, sales, marketing, product line management and after-sales service activities in the Company's key Power Products markets of Heavy Duty Motive, Material Handling and Backup Power.

Rob Campbell stated, "I am thrilled to rejoin the fuel cell industry at this exciting time. I am particularly proud to join the Ballard team. Ballard has strong strategic positioning, leading technology and products, tremendous brand equity, business model diversification, and improving financial performance. I look forward to accelerating Ballard's business as we continue our progress toward commercial scaling and profitability."

Mr. Campbell was most recently President and CEO of SoloPower Systems, Inc., an innovative Portland, Oregon manufacturer of photovoltaic technology. Prior to SoloPower his career included: SVP of Business Development at Energy Conversion Devices and Solar Integrated Technologies in the U.S.; EVP of Sales and Marketing at Hydrogenics in Ontario, Canada; senior leadership roles at several construction and power generation companies in Ontario, Canada.

Mr. Campbell earned a Bachelor of Science degree in engineering at Queen's University and an MBA in finance and marketing at York University's Schulich School of Business. He is a licensed Professional Engineer with the Professional Engineers Association of Ontario.

The Company sincerely thanks Karim Kassam for his dedicated service and important contributions over his 9-years with Ballard and wishes Karim all the best in his future endeavors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/01/c3189.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 01-MAY-17